Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter

Nuveen Global Income Opportunities Fund
f/k/a Nuveen Global Government Enhanced Income Fund
333-133464
811-21893


On September 13, 2012, the Board of Trustees of the above-referenced Fund approved an amendment to the Declaration of Trust of the Fund to change the name. Such Amendment was filed with the Commonwealth of Massachusetts, became effective October 10,
2012 and is attached hereto.